SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 30, 2009
Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

SHAW COMMUNICATIONS INC.
Annual General Meeting (the “Meeting”) of Shareholders of
Shaw Communications Inc. (the “Issuer”)
January 15, 2009
REPORT OF VOTING RESULTS
(Section 11.3 of National Instrument 51-102
— Continuous Disclosure Obligations)
The following matters were voted upon by show of hands at the Meeting:

	Business		Outcome of Vote

1.	The election of the following sixteen nominees as directors of the Issuer:		Carried

	Peter Bissonnette	Jeffrey C. Royer
	Adrian I. Burns	Bradley S. Shaw
	George F. Galbraith	JR Shaw
	Dr. Lynda Haverstock	Jim Shaw
	Gregg Keating	JC Sparkman
	Michael W. O’Brien	Carl E. Vogel
	Paul K. Pew	Sheila Weatherill
	Harold A. Roozen	Willard H. Yuill

2.	The appointment of Ernst & Young LLP as the auditors of the Issuer for the ensuing year		Carried

3.	The approval of a resolution to make certain proposed amendments to the Issuer’s stock option plan, as set out in the Issuer’s proxy circular dated November 25, 2008		Carried
DATED the 15th day of January, 2009.

(signed)
Paul Bachand,
Assistant Corporate Secretary and Senior Counsel